

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Shawn J. Lindquist
Chief Legal Officer
Vivint Solar, Inc.
4931 North 300 West
Provo, UT 84604

> **Re: Vivint Solar, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2014**
> **CIK No. 0001607716**

Dear Mr. Lindquist:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2.   Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

5. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Prospectus Cover Page

6. Please identify your lead underwriter(s) in your next amendment, or we will defer further review of your registration statement until this information is provided. Refer to Item 501(b)(8) of Regulation S-K.

Table of Contents

7. The statement that the "information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date" may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of Sections 12(a)(2) or 17(a)(2) of the Securities Act. Please revise your disclosure accordingly.

Prospectus Summary, page 1

Vivint Solar, page 1

Overview, page 1

8. We note that throughout the prospectus, you refer to the term "distributed solar energy." Please define this term.

State and Local Incentives, page 4

9.   Please revise your disclosure to provide examples of states that have developed policies requiring minimum amounts of solar renewable energy generation, and to the extent possible, quantify the number of states.

Summary Consolidated Financial and Other Data, page 14

10.   Please clearly show in the notes how you arrived at each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. In a similar manner, please expand your disclosures elsewhere where you have provided as adjusted amounts, including on page 58.

Key Operating Metrics, page 16

11.   Please expand your disclosures to explain the purpose of presenting the estimated retained value metrics. You note that these values are net of certain estimated operating expenses for systems installed as of the measurement date. Please explain to us why this measure would only reflect certain of these costs. Also, please tell us how you estimate the costs and the significant assumptions underlying the estimate, and consider appropriate additional disclosure. Please also disclose how you came up with the following assumptions:

- all contracts will be renewed at 90% of the contractual price in effect;

- 10-year renewal term; and

- discount rate of 6%.

Risk Factors, page 17

Risks Related to Our Business, page 17

We need to enter into substantial additional financing arrangements . . . , page 17

12.   In the first paragraph on page 18, you state that you encountered challenges raising financing in the past, which caused you to delay deployment of a substantial number of solar energy systems for which you had signed power purchase agreements. Briefly summarize the types of challenges you encountered, and disclose the duration of the delays and the impact they had on you or your business.

13.   In the first paragraph on page 18, you also state that your ability to raise investment funds is limited by the relatively small number of investors. Please revise to quantify your

disclosure to the extent possible, and identify the types of investors to which you are referring.

<u>We rely on net metering and related policies to offer competitive pricing . . . , page 20</u>

14.   In the first full paragraph on page 21, you state that the current net metering rules in California would generally be grandfathered for a period of 20 years, but only for systems installed prior to the earlier of July 1, 2017 or the date the state reaches its current statutory net metering cap. Please disclose the statutory net metering cap, and explain its significance.

<u>Developments in alternative technologies or improvements . . . , page 30</u>

15.   You state that any failure by you to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay deployment of your solar energy systems. If true, please also disclose that such failure could cause your product offerings to become obsolete.

<u>We use "open source" software in our solutions . . . , page 41</u>

16.   You state that if you combine your proprietary software with open source software in a certain manner, you could, under certain open source licenses, be required to release the source code of your proprietary software to the public. Please disclose whether you currently combine your proprietary software with open source software or whether you have any intentions of doing so.

<u>Disruptions to our solar monitoring systems could negatively impact . . . , page 42</u>

17.   We note your statement that you previously experienced periods where some of your customers' networks have been unavailable, forcing you to estimate the production of their solar energy systems. To the extent material, please disclose any adverse effects this had on your reputation and customer relations.

<u>Special Note Regarding Forward-Looking Statements and Industry Data, page 54</u>

18.   You disclose, among other things, that you "have not independently verified any third-party information" and that "[w]hile [you] believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise." Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures. In addition, please confirm that this information is widely available to the public and was not commissioned by you for use in the registration statement.

Use of Proceeds, page 56

19.   Your disclosure that you may increase or decrease the number of shares you are offering is somewhat ambiguous. In light of the provisions of Rule 430A under Regulation C that permits changes in volume and price of no more than 20% of the maximum aggregate offering price, please explain the intended meaning of your current disclosure.

20.   We note that you intend to use a portion of the net proceeds to repay revolver borrowings incurred under lines of credit with Vivint. We further note your statement that the borrowings under each agreement mature upon the earlier to occur of a specified date, a change of control, or an event of default. Please disclose in this section the specified date upon which the agreements would mature absent a change of control or event of default.

Management's Discussion and Analysis . . . , page 64

Overview, page 64

21.   In the first bullet point, you state that Vivint, Inc. is "one of the largest residential security solutions and home automation services providers in North America." Please disclose the measure (e.g., revenues, volume, etc.) by which Vivint, Inc. is one of the largest providers.

22.   In the first paragraph on page 65, you state that in the first quarter of 2014, you began offering leases to residential customers in connection with your entry into the Arizona market. Please revise your disclosure to state that the entering into lease agreements was driven by Arizona's ban on the sale of electricity by third parties. Refer to "Our business depends on the regulatory treatment of third-party owned solar energy systems" risk factor on page 22. In addition, please expand your disclosure to identify the states that have such prohibition on third-parties' sale of electricity. Please also ensure to discuss whether you expect contracts structured as long-term leases versus the contracts structured as long-term power purchase agreements to be less advantageous to your business.

23.   We note your statement in the second paragraph on page 65 that you have raised eight investment funds to which investors such as banks and other large financial investors have committed to invest approximately $343 million, which will enable you to install solar energy systems of total value approximating $865 million. Please disclose the material terms of these commitments, and clarify whether the $343 million has already been invested. If the remaining commitments of approximately $30 million available for future deployments constitute a part of the $343 million in commitments, please revise your disclosure to clarify this fact. Your disclosure should also indicate that as of December 31, 2013, all funds, with the exception of Fund F, were operational (refer to disclosure on page F-25) and explain the significance of Fund F having available committed capital of $50 million while not operational. Finally, please disclose the value

of the solar energy systems you have already installed as a result of these commitments, as well as how you determined the approximate value of these systems. As appropriate, please provide similar disclosures and clarifications throughout the prospectus.

Investment Funds, page 66

24.   Please file the investment fund agreements, including the form of the partnership agreement, the form of the inverted lease agreement, and the guarantee agreements as exhibits to the registration statement (refer also to "Guarantees" disclosure on page F-26). Please revise your disclosure to enhance the description of the material terms of these agreements, including but not limited to the following provisions:

- Identify the term of each fund, unless indefinite;

- Describe the circumstances giving rise to your ability to receive ongoing cash distributions during operation of the solar energy systems;

- Disclose the minimum rates of return to be received by the fund investors and whether they vary by fund, as well as the anticipated period of time when you expect to receive substantially all of the value attributable to the long-term recurring customer payments and other incentives after the fund investors receive a contractual minimum rate of return on their investment;

- Identify the percentage of customer payments currently allocated to the fund investors; and

- Disclose how you measure the value attributable to the long-term recurring customer payments.

25.   Please explain your disclosure in the second paragraph that the partnership uses the capital to acquire solar energy systems "from us," as it appears inconsistent from disclosure in the first paragraph that you contribute or sell "solar projects to the investment funds and receive cash." As it appears that the term "solar projects" relates to customer contracts, please revise your disclosure for consistency, or otherwise explain to us how you are able to obtain ownership of the systems outright.

26.   Please help us better understand the nature of the inverted lease structures. Please address the following:

- any differences between these structures and your partnership structures, including in the accounting for these structures; and

- any differences in your rights or obligations or in the rights and obligations of fund investors pursuant to the contractual arrangements governing these structures.

It is also not clear if your disclosures beginning on page F-24 relate to both partnership structures and inverted lease structures. Please clarify your disclosures accordingly.

27. With regard to the inverted lease structure, we note your statements that the owner partnership leases the solar energy systems to the tenant partnership and that the tenant partnership leases the solar energy systems to customers and collects payments from the customers. Please clarify whether you have any interest in any of the customer payments or other incentives in this type of arrangement.

28. Please disclose the number of your investment funds that are structured as a partnership versus the number that are structured as an inverted lease structure. In addition, please disclose the factors contributing to the selection of the fund structure and whether the use of a certain structure is expected to have more of an impact on your results of operations.

Solar Energy System Installations, page 67

29. In the last paragraph on page 68, you state that you use numerous assumptions to estimate nominal contracted payments remaining. Please disclose the material assumptions you use for this purpose.

Expansion into New Markets, page 71

30. With a view toward disclosure, please tell us whether there are any markets that would not be suitable for your products.

31. We note your disclosure that you intend to enter into new markets, such as the small business market. Please revise your disclosure to identify what constitutes a small business market and the timeframe in which you anticipate entering this market. Given your disclosure regarding lower commercial utility rates, compared to residential rates, and the larger size of commercial distributed solar energy systems as a way of offsetting the lower commercial utility rates, with a view toward disclosure, please tell us (i) what the current commercial market of distributed solar energy is; (ii) the type of systems you intend to install; and (iii) whether you expect to raise the necessary funds to finance these systems.

32. In the last paragraph, you state that federal and state regulatory agencies have adopted standards and policies that limit distributed solar energy system penetration in certain markets. To the extent known, please describe the reasons why these regulatory agencies enacted these standards and policies, disclose their operative terms, and identify all the states representing key markets that have enacted such limitations.

Sales Channels, page 72

33.   Please explain the basis for your belief that a direct-to-home sales model reaches more potential customers than alternative sales approaches. In addition please quantify or qualify, to the extent possible, your statement that the rate at which potential customers move forward through system installation is robust.

Results of Operations, page 76

34.   In your discussion of net income (loss) attributable to non-controlling interests and redeemable non-controlling interests, please expand your disclosures to provide investors with a better understanding of the underlying reasons for changes in this line item from period to period. Please also discuss these amounts as a percentage of total net income (loss) and, to the extent necessary, how such amounts are calculated. Please disclose why the use of the Hypothetical Liquidation at Book Value method to determine the allocable share of the results of the joint ventures attributable to fund investors results in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders during the year ended December 31, 2013. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

35.   Please revise your MD&A to quantify the impact, where material, of the change in basis of accounting on your results of operations for each financial statement line item impacted during each period presented.

Comparison of Predecessor Period Ended November 16, 2012 . . . , page 78

Other Expense, page 79

36.   You disclose that the payroll taxes were not paid in a timely manner in 2012 and 2013. To the extent that you anticipate this problem going forward, please include appropriate risk factor disclosure.

Liquidity and Capital Resources, page 81

37.   You believe that your cash and cash equivalents, investment fund commitments, projected investment fund contributions, and available borrowings will be sufficient to meet your anticipated cash needs for at least the next 12 months. Please expand your disclosures to address the following:

   •   Please address your consideration of your recurring negative working capital, which increased from $5.5 million at December 31, 2012 to $46.5 million at December 31, 2013, in determining that you will be able to meet your anticipated cash needs for at least the next 12 months;

- Please clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Refer to Item 303(a)(1) of Regulation S-K;

- In regards to your investment fund commitments, please further clarify if the funding received from these commitments can only be used for specific purposes and what these purposes are; and

- Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Sources of Funds, page 81

Investment Fund Commitments, page 81

38.   Please disclose the material conditions precedent to your ability to draw upon your investment fund commitments.

Debt Instruments, page 81

39.   Please disclose the amount outstanding under each of your debt instruments. In addition, please describe the material restrictions on your ability to incur additional indebtedness. In this regard, we note your disclosures throughout the prospectus that you require additional financing to grow your business and support your operations.

Quantitative and Qualitative Disclosures about Market Risk, page 87

40.   Please address your foreign currency risk in this section. In this regard, we note your disclosure on pages 31-32 that you are exposed to exchange rate risk from increases in the value of the Chinese Renminbi.

Critical Accounting Policies and Estimates, page 87

General

41.   In regard to your accounting for U.S. Treasury grants and investment tax credits related to your solar energy systems, please tell us what consideration you gave to providing critical accounting policy disclosures that address the following:

- Types of assumptions underlying the most significant and subjective estimates, including assumptions affecting the timing of recognition;

- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

- If applicable, why accounting estimates are reasonably likely to change from period to period with a material impact on the financial presentation;

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. If those changes could have a material effect on your liquidity or capital resources, please also discuss that effect; and

- A quantitative and qualitative discussion of any material changes made to the accounting estimates in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040.

Stock-Based Compensation, page 90

42.   We note that you granted stock options during 2013 with a weighted average exercise price of $1.00 and that you granted stock options subsequent to December 31, 2013 with an exercise price of $1.30 per share. Your disclosures also indicate that the per share exercise price may not be less than the fair value of your common stock. Please provide us with an analysis of any equity issuances since January 1, 2013, as well as any planned equity issuances. For each transaction,

- identify the parties, including any related parties;

- the purpose of the issuance;

- how you accounted or will account for the issuance;

- the nature of any consideration;

- the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value; and

- the significant factors that contributed to differences in the fair value determined between each valuation date.

To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range has been disclosed. Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

43.   In regard to the estimates of your fair value of common stock, please expand your disclosures to include the following:

- The methods that management used to determine the fair value of your shares and the nature of the material assumptions involved;

- The extent to which the estimates are considered highly complex and subjective; and

- A statement which indicates that the estimates will not be necessary to determine the fair value of new awards once your underlying shares begin trading.

Business, page 94

Overview, page 94

44.   From your disclosure in the second paragraph and throughout the prospectus, we note you typically enter into 20-year customer contracts with homeowners. Please disclose the effect, if any, on a customer contract if the homeowner decides to move and/or sell the home prior to the end of the 20-year contract.

Market Opportunity, page 95

45.   In the second paragraph, you state that residential solar energy system costs decreased by 40% on a per watt basis from 2005 through 2012 for solar installations with capacities of 10 KW or less. If known, please disclose the reasons for this decrease. In addition, please disclose the solar capacities of your solar installations.

46.   On page 96, you state that utility rates in many of the markets you currently serve have increased faster than the national average. If known, please disclose the reasons for this increase and quantify the increase to the extent possible.

47.   In your discussion of net metering in the last paragraph on page 96, you state that
        homeowners receive credit for the energy that the solar installation generates and are
        reimbursed by the utility for excess generation in some utility markets. Please discuss
        whether your solar energy systems produce, on average, more energy than may
        potentially be used by the customer and what happens to any such excess energy. In
        addition, please disclose whether you charge customers for solar energy that is produced,
        but not used.

48.   Please revise your disclosure at the beginning of page 97 to explain the aspects of the net
        metering programs that have become subject to regulatory scrutiny.

49.   In the penultimate paragraph on page 97, you state that the first two securitizations of
        residential solar contract portfolios were successfully completed within the last year.
        Please identify the two securitization programs, the parties involved, and the anticipated
        time when you intend to engage in this type of activity. In this regard, we note your
        disclosure in the third bullet point on page 7. Please tell us whether you may be subject
        to compliance with Regulation A-B following the entry into the securitization market,
        and discuss any risks resulting therefrom.

50.   With respect to your tabular disclosure at the beginning of page 98, please explain what
        "US Levelized Cost of Electricity" is and what constitutes "Low Case," "High Case," and
        "Base Case."

Monitoring and service, page 99

51.   Please expand your disclosure by describing the capabilities you leverage from your
        suppliers and the material terms of your supplier arrangement.

Our Strengths, page 99

52.   In the first bullet point, please explain how the deployment of your sales force on a
        neighborhood-by-neighborhood basis reduces system installation costs.

53.   In the second bullet point, please explain how your cost structure differentiates you from
        other distributed solar energy companies.

Our Strategy, page 101

54.   In the third bullet point, you state that you acquired Solmetric Corporation, a developer of
        photovoltaic installation software products, to enable you to install higher quality
        distributed solar energy systems in less time and at a lower cost. Please briefly describe
        how the acquisition of Solmetric Corporation's unique and proprietary shade
        measurement technology enables you to achieve this outcome.

Customer Contracts, page 102

55.   We note your statement that all of the prices that you charge to your customers are subject to pre-determined annual price escalations. Please disclose how these price escalations are determined. For example, are they based on changes in the consumer price index, a fixed percentage above your costs, or some other formula?

Operations and Suppliers, page 103

56.   We note your disclosure in the second paragraph that you have begun diversifying your racking providers. Please clarify whether you have a sufficient supply of racking systems given the acquisition of your previous supplier by one of your competitors in 2013.

57.   Given your dependence on a limited number of suppliers, please tell us why you would not be required to file the master contract arrangement you have with your suppliers, with respect to the purchase of solar panels, as an exhibit to the registration statement.

Government Regulation and Incentives, page 106

Government Regulation, page 106

58.   Please disclose whether you are in material compliance with the applicable rules and regulations.

Government Incentives, page 106

59.   We note your disclosure in the fifth paragraph stating that more than half of the states have established property tax incentives for renewable energy systems. We note news sources, however, stating that the Arizona Department of Revenue may assess a solar property tax on leased or financed equipment. In light of your disclosure that your customers benefit from guaranteed energy prices over the term of their contracts, please tell us how these potential tax assessments may impact your cost and ability to continue providing guaranteed energy prices.

Legal Proceedings, page 108

60.   To the extent known, please disclose the amount of damages and the nature of the injunctive relief and restitution sought in the claim filed by Andrew Chavez. Refer to Item 103 of Regulation S-K.

Management, page 109

61.   There appear to be gaps in the discussion of the business experience over the past five years for Dana C. Russell (April 2011 through January 2013), Thomas G. Plagemann

(July 2010 through March 2011), Chris A. Lundell (November 2012 through February 2013), David F. D'Alessandro, and Alex J. Dunn. Please revise the biographies of these officers, directors, and key employees to fill in the gaps. Refer to Item 401(e)(1) of Regulation S-K.

Non-Employee Directors, page 112

62.   Please revise your disclosures to clarify which directors serve pursuant to agreements with your related parties. Refer to Item 401(a) of Regulation S-K.

Board of Composition, page 113

63.   Please identify each independent director. Refer to Item 407(a) of Regulation S-K.

Non-Employee Director Compensation, page 117

64.   To the extent that the equity award in Class B units would constitute an award to Mr. D'Alessandro, please revise your disclosure to include the table required by Item 402(r) of Regulation S-K. In addition, please identify the affiliate of Mr. D'Alessandro that received the equity awards, and disclose why Mr. D'Alessandro was the only director to receive compensation.

Executive Compensation, page 119

65.   We note that Messrs. Butterfield and Allred were the only two executive officers who received a non-equity incentive plan compensation. Refer also to footnote (12) disclosure on page 120. Please disclose the material terms of these awards and how the size of each award was determined. Refer to Item 402(o) of Regulation S-K. With respect to the option awards, please disclose whether these were discretionary awards, or otherwise, provide a brief discussion of the material factors considered in granting these option awards.

Employee Benefit Plans, page 121

2014 Equity Incentive Plan, page 121

Non-Employee Directors, page 123

66.   In the first full paragraph on page 124, you cross reference to "Management—Non-Employee Director Compensation" for a description of your non-employee director compensation policy. However, such discussion does not appear to describe your non-employee director compensation policy. Please advise, or revise your non-employee director compensation discussion to discuss a policy if you have one. We note, in this

regard, your disclosure on page 117 that you intend to adopt an outside director compensation policy that will become effective upon the completion of this offering.

Certain Relationships and Related Party Transactions, page 134

General

67.   Refer to the "Investment Funds" disclosure on page F-24. You state that investors for Funds D and E are affiliates of your sponsor and, as such, are considered related parties. Please ensure that your disclosure here also addresses the affiliate nature of your funds' investors.

Financial Statements

General

68.   Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

69.   Your disclosures on page 56 indicate that you intend to use a portion of the net proceeds of this offering to repay debt. In this regard, please provide pro forma financial information pursuant to Article 11 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

70.   Please tell us whether your liabilities as of each balance sheet date include any payables or accruals related to solar energy systems – net or property, net. Please confirm that these amounts are not reflected as investing activities in your statements of cash flows until the period a cash payment is made. We would also expect for these liabilities to be excluded from the total change in accounts payable, accrued and other current liabilities and presented instead as supplemental information about non-cash investing activities. Please refer to ASC 230-10-50-3 through 6.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-8

71.   Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Refer to SAB Topic 1:B.1.

72.   Please confirm that the tax provision has been reflected on a separate return basis for all periods presented. Alternatively, please consider the guidance of Question 3 of SAB Topic 1.B.1.

Solar Energy Systems, Net, page F-11

73.   You apply for and receive U.S. Treasury grants, as well as claim investment tax credits related to your solar energy systems.   Please address the following:

- Please disclose your accounting policy related to investment tax credits. It should be clear how these amounts are reflected on your financial statements and the periods over which you recognize these amounts;

- Please disclose any deferred income amounts related to U.S. Treasury grants or investment tax credits as of each balance sheet date, and provide a rollforward of activity related to the deferred income amounts to show the amounts that have been awarded each period, the amounts that have been recorded on your income statement each period, and the remaining balances at the end of each period;

- Please disclose how you determine when a grant receivable related to government grants or investment tax credits should be recorded and correspondingly the amount to record, including if is a fixed percentage of the appraised fair market value of the system. Please clarify whether this appraised fair market value is the same as the price at which you buy or sell these systems. If not, please help us understand why there are differences; and

- In regards to your catch-up adjustments, please disclose the nature of these catch-up adjustments, including if these are differences between the amounts recorded as a grant receivable and the amounts actually received. Please disclose how these catch-up adjustments are reflected in your financial statements.

74.   We note your disclosures on page 23 that the Internal Revenue Service has not audited the appraisals or fair market value of any of your ITC investment funds to date. Please also confirm that the U.S. Treasury Department has not questioned your fair market value determinations as it relates to its cash grant program.

Intangible Assets, page F-12

75.   You determined that the estimated useful lives of customer contracts is three years based on the projected period of tax benefits as you determined that the value of these intangible assets is largely derived from the associated tax benefits. Please help us better understand how you determined the appropriate useful lives of customer contracts pursuant to ASC 350-30-35-1 through 35-4. Please specifically address why the term of the actual customer contracts would not be considered in determining the estimated useful lives of these assets.

Revenue Recognition, page F-14

76.   In the first quarter of 2014, you also began leasing solar energy systems through long-term leases in which the customer's monthly payment is fixed. Please ensure that you provide all of the disclosures required by ASC 840-20-50-4 in regards to these leases. We also note that these long-term lease agreements contain a performance guarantee. Please also disclose your accounting for these guarantees and tell us what consideration you gave to these guarantees in your revenue recognition policy. Refer to SAB Topic 13.A:4.

77.   You apply for and receive SRECs for power generated by your solar systems. You typically sell these SRECs and recognize revenue related to the sale of these certificates upon delivery. Please help us understand how you are able to assign these certificates to other parties and correspondingly how you determined these amounts should be reflected as revenue. Refer to ASC 605-10-S99-1. Please tell us whether you have any further obligations to the jurisdictions from which you receive these certificates subsequent to receiving them.

Guarantees, page F-26

78.   You state that you guarantee the performance of certain obligations of your subsidiaries to the investment funds. It is not clear to which specific guarantees you are referring. Specifically, it is not clear if you are referring to the guarantees disclosed in which you make certain VIE investors whole for losses that investors may suffer in certain limited circumstances resulting from the disallowance or recapture of investment tax credits or if you are referring to additional guarantees. If there are additional guarantees other than those referred to in the second paragraph under this heading, please expand your disclosures to discuss the nature of, as well as the maximum potential amount of future payments under, the guarantees. Refer to ASC 460-10-50-1 through 4.

79.   We remind you that the disclosures required by ASC 460-10-50-4 are required even if the likelihood of having to make any payments under the guarantee is remote. In this regard, please help us better understand why you are unable to determine the potential maximum future payments that are required under your guarantees in which you are contractually obligated to make certain investors whole for losses that the investors may suffer in certain limited circumstances resulting from the disallowance or recapture of investment tax credits.

80.   You disclose that the fund investors have not yet achieved the specified minimum internal rate of return as determined in accordance with the contractual provisions of the funds. Please expand your disclosures to explain how this impacts your guarantees.

Note 13. Income Taxes, page F-32

81.   In your reconciliation of the tax benefit computed at the statutory federal rate and the company's tax expense (benefit), you have a reconciling item described as the effect of nondeductible expenses. Given the significance of this reconciling item, please further expand your disclosures to further explain the nature of this item. Refer to ASC 740-10-50-12.

82.   You state that the deferred tax liabilities produce a sufficient source of future taxable income to support the realization of the deferred tax assets. Please also disclose, if true, that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Note 15. Commitments and Contingencies, page F-37

Legal Proceedings, page F-39

83.   It is not clear based on the first paragraph of this section if there are legal claims, actions and complaints in addition to the one disclosed regarding your former sales representative. If there are additional matters, we remind you that ASC 450 does not require estimation with certainty. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 17. Subsequent Events, page F-40

84.   Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Amendment to Outstanding Options, page F-42

85.   Please disclose the accounting impact of the amendment pursuant to ASC 718.

Exhibits

86.   We encourage you to submit all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

87.   The submitted version of Exhibit 10.11 does not appear to include all of the schedules and exhibits. Please file this agreement in complete form, with all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

88.   We note that you have not filed, as exhibits to the registration statement, the stockholders agreement referenced on page 135, the employment arrangements for Messrs. Pedersen and Dunn, the master service agreement with Vivint, the transition services agreement with Vivint, and the intellectual property agreement with Vivint. Please advise, or otherwise, file them as exhibits with your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

        You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Michael Nordtvedt,
        Wilson Sonsini Goodrich & Rosati, P.C. (*via e-mail*)